November 6, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Rufus Decker, Accounting Branch Chief

100 F Street, N.E.

Washington, D.C. 20549

Re:

Green Plains Renewable Energy, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Form 10-Q for the period ended June 30, 2009

File No. 1-32924

Ladies and Gentlemen:

On March 30, 2009, Green Plains Renewable Energy, Inc. (the “Company”) filed its transition report on Form 10-K for the nine-month transition period ended December 31, 2008 (the “10-K Filing”) with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1934.  On August 10, 2009, the Company filed its quarterly report on Form 10-Q for the quarterly period ended June 30, 2009 (the “10-Q Filing”) with the Commission.  The Company received comments on the 10-K Filing and the 10-Q Filing from the Division of Corporation Finance (the “Staff”) of the Commission by letter dated September 9, 2009 (the “Initial Comment Letter”).  On October 9, 2009, the Company filed its response letter (the “Initial Response Letter”) with the Commission, which provided clarifying narratives to the Commission on topics discussed in the Initial Comment Letter, and also specified disclosure revisions that will be incorporated into future quarterly and/or annual filings.  The Company received additional comments from the Staff of the Commission by letter dated October 19, 2009 (the “Second Comment Letter”) following a review by the Staff of the Initial Response Letter.

We understand that the purpose of the Staff’s review process is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings.  This letter (the “Second Response Letter”) is provided by the Company in response to the comments in the Second Comment Letter.  For your convenience, the comments in the Second Comment Letter are provided below, followed by the Company’s responses.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
General
Staff Comment:

1.  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  With the exception of the comments below that will require an amendment to your Form 10-K, these revisions should be included in your future filings.

Company Response:

Please see responses below to each of your comments.  For specific comments requiring an amendment to our Form 10-K, we will file an amended Form 10-K with the Commission (shortly following the filing of this Second Response Letter).  Where applicable, other revisions will be included in future filings.

Management’s Discussion and Analysis Results of Operations, page 40
Staff Comment:

2.  We note your response to prior comment 3.  Please confirm that you will also quantify the impact of derivative financial instruments on your revenues and cost of goods sold related to the Agribusiness segment in a similar manner to your discussion of the Ethanol Production segment.

Company Response:

In our Agribusiness segment, grain inventory, physical purchase and sale contracts, and financial derivatives are marked to market with gains and losses included in operations.  As a result, and in contrast to our Ethanol Production segment, gains and losses from financial instruments are accounted for in the same manner as gains and losses from inventory and physical purchase and sale contracts.  Specifically, we may, for example, sell an exchange-traded futures contract for grain to hedge a physical purchase contract with similar pricing terms.  If the contracts are perfectly correlated, a gain on the physical contract, for example, would be exactly offset by a loss on the financial instrument.  Under the Agribusiness segment’s accounting policy, these gains and losses would be reported in the same period.  We believe quantifying and disclosing gains and losses on financial instruments separate from other contracts that are accounted for in an identical manner may be confusing to the reader.

Item 9A. Controls and Procedures Evaluation of Disclosure Controls and Procedures, page 47
Staff Comment:

3.  We note your response to prior comment 6.  Your proposed disclosure does not include the complete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act when stating your conclusion.  Please revise your definition to also clarify, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Alternatively, you may simply conclude that your disclosure controls and procedures are effective.  Please revise these disclosure in an amendment to your Form 10-K for the year ended December 31, 2008.  Please also include updated certifications which refer to the Form 10-K/A in the amendment.

Company Response:

We will include the following revised disclosure in our amended Form 10-K filing for the nine-month transition period ended December 31, 2008 and in our Form 10-Q for the quarterly period ended September 30, 2009:

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company’s management carried out an evaluation, under the supervision of and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (“SEC”) rules and forms. These disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure. Based upon that evaluation, the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, concluded that our disclosure controls and procedures were effective.

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Financial Statements Independent Auditors’ Report, page F-2
Staff Comment:

4.  We note your response to prior comments 7 and 8.  Please amend your Form 10-K for the year ended December 31, 2008 to provide an independent auditors’ report stating that the audits were conducted in accordance with PCAOB standards as your response indicates.  Please also have the auditors revise their report and consent to only refer to the financial statements included in the amended Form 10-K.

Company Response:

We will file an amended Form 10-K filing for the nine-month transition period ended December 31, 2008 that will include an updated report provided by our independent auditors stating that their audits were conducted in accordance with PCAOB standards.  The independent auditors will also revise their report and consent to only refer to the financial statement included in the amended Form 10-K.

Financial Statements Consolidated Statements of Operations, page F-4
Staff Comment:

5.  We note your response to prior comment 9.  Please amend your Form 10-K for the year ended December 31, 2008 to provide audited earnings per share amounts for the year ended March 31, 2008 and for the period from September 28, 2006 to March 31, 2007.  Consistent with the revised consolidated statements of stockholders’ equity / members capital and comprehensive income that you provided in your response to prior comment 10, the change in capital structure due to the reverse acquisition and corresponding impact on earnings per share amounts should be retroactively reflected in the actual audited historical financial statements rather than providing pro forma supplemental information as your response indicates.  Please also confirm that there are no changes in your determination of weighted average shares outstanding for each period presented based on the revisions you have made to your common stock shares column in your response to prior comment 10.

Company Response:

We will file an amended Form 10-K filing for the nine-month transition period ended December 31, 2008 that will include audited earnings per share amounts for the year ended March 31, 2008 and for the period from September 28, 2006 to March 31, 2007.  Consistent with the revised consolidated statements of stockholders’ equity and comprehensive income that will be provided in the amended Form 10-K filing (see Company Response to Staff Comment #6 below), the change in capital structure due to the reverse acquisition and corresponding impact on earnings per share amounts have been retroactively reflected in our actual audited historical financial statements (rather than providing pro forma supplemental information).

We also confirm that there will be no changes in our determination of weighted average shares outstanding for each period to be presented (based on the revisions we have made to our common stock shares in our response to prior comment 10) in our amended Form 10-K filing for the nine-month transition period ended December 31, 2008.

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Financial Statements Consolidated Statement of Stockholders’ Equity / Members’ Capital and Comprehensive Income, page F-5
Staff Comment:

6.  We note your responses to prior comments 10 and 11.  Please provide the revised consolidated statements of stockholders’ equity / members capital and comprehensive income in an amendment to your Form 10-K for the year ended December 31, 2008.

Company Response:

We will file an amended Form 10-K filing for the nine-month transition period ended December 31, 2008 that will include revised Consolidated Statements of Stockholders’ Equity and Comprehensive Income (consistent with the revised layout included in our response to prior comments 10 and 11).

Notes to the Financial Statements Note 9. Long-Term Debt and Lines of Credit, page F-20
Staff Comment:

7.  We note your response to prior comment 15.  Please address the following:

•

In a similar manner to your response, please expand your disclosures to address how you determined it was appropriate to classify these debt amounts as long-term in light of your covenant violations.  Your disclosures should include an explanation of how you determined it is probable that you will be able to cure any defaults and comply with the covenants at measurement dates that are within the next twelve months;

•

Your response refers to permanent waivers that were received.  Please disclose why you describe these waivers as permanent; and

•

Your Green Plains Superior subsidiary was in violation of its debt service coverage ratio at December 31, 2008.  Your response explains pursuant to EITF 86-30 how you determined that you would be able to maintain compliance with the working capital covenant in the future or if necessary have the ability to cure any working capital deficiencies by transferring funds to your subsidiaries.  Please also advise as to what consideration you gave to EITF 86-30 regarding the debt service coverage ratio, including how you determined you would be able to maintain compliance with this covenant in the future or if necessary have the ability to cure any deficiencies.

Company Response:

Please note the following with respect to each item above:

•

As noted in our prior comment 15, for the period ended September 30, 2009, our preliminary estimate of financial results indicated that we would be in compliance with all financial covenants under each loan agreement. However, in the event that debt covenant violations occur in the future, we will expand our disclosure in the applicable quarterly or annual filing to address (1) how we cured the default; (2) our ability to comply with covenants at measurement dates that are within the next twelve months or, if necessary, cure potential future financial covenant defaults; (3) the nature of any covenant waiver received; and (4) how we determined the proper classification of the related debt as long-term in light of the covenant violation.

•

In the event future covenant violations result in the receipt of a permanent waiver of the covenant, we will disclose why we consider the waiver to be permanent.

•

As previously disclosed, our Green Plains Superior subsidiary was in violation of its annual debt service coverage ratio for the year ended December 31, 2008.  A permanent waiver of that violation was received from our lenders, along with a waiver of the anticipated violation for the year ending December 31, 2009, based on Company-provided projections.  We will continue to monitor compliance with this annual covenant for years ending December 31, 2010 and beyond.  Based on the receipt of these permanent waivers for the periods noted, we believe the classification of the debt as noncurrent at December 31, 2008 is properly supported.

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FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009
General
Staff Comment:	8. Please address the above comments in your interim filings as well.
Company Response:	We will address the above comments in our interim filings where applicable.

Financial Statements General
Staff Comment:

9.  We note your response to prior comment 18.  We remind you that paragraph 38 of ARB 51, as amended by SFAS 160, states that the disclosures required by this paragraph shall be provided for each reporting period, which would include interim periods.  In this regard, please also provide the disclosures required by paragraphs 38(c) and A6 of ARB 51, as amended by SFAS 160, in your interim financial statements.

Company Response:

We will include comprehensive income disclosures in a footnote in our quarterly filings beginning with our Form 10-Q for the quarterly period ended September 30, 2009 as required by paragraphs 38(a) and A5 of ARB 51, as amended by SFAS 160.

We will also include year-to-date disclosure of the components of stockholders’ equity and comprehensive income in a footnote in our quarterly filings beginning with our Form 10-Q for the quarterly period ended September 30, 2009 (see format below) as required by paragraphs 38(c) and A6 of ARB 51, as amended by SFAS 160.

Green Plains Shareholders
	Common Stock		Add’l Paid-in Capital		Retained Earnings (Accum. Deficit)		Accum. Other Comp. Loss		Non- controlling Interest		Total Stockholders’ Equity
Balance, December 31, 2008	25		$290,421		$(10,459)		$(298)		$296		$279,985

Net loss	-		-		xxx		-		xxx		xxx

Unrealized gain (loss) on
derivatives	-		-		-		xxx		-		xxx

Total comprehensive loss	-		-		-		-		-		xxx

Acquisition	-		-		-		-		xxx		xxx

Other	-		xxx		-		-		-		xxx

Balance, September 30, 2009	xxx	$	xxx	$	xxx	$	xxx	$	xxx	$	xxx

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Financial Statements Note 4. Acquisition, page 11
Staff Comment:

10.  We note your response to prior comment 20.  Your disclosures indicate that the total consideration transferred for the acquisition of Blendstar LLC was $8.9 million, which consists of a $7.5 million payment in January 2009 and the assumption of a liability to the former owners of $1.4 million.  In this regard, it is not clear why the preliminary purchase price allocation provided in your response shows the allocation of $7.5 million instead of $8.9 million to assets, liabilities and non-controlling interests acquired.  Please advise or revise as necessary.

Company Response:

We previously disclosed the preliminary allocation of assets, liabilities and non-controlling interests acquired in paragraph form. In our Initial Response Letter, we provided an incorrect tabular summary of the preliminary allocation.  The revised expanded disclosure is shown below.  We will include this information in our Acquisition footnote in our Form 10-Q filing for the quarterly period ended September 30, 2009.

On January 1, 2009, the Company acquired majority interest in Blendstar LLC, a biofuel terminal operator. The transaction involved a membership interest purchase whereby Green Plains acquired 51% of Blendstar from Bioverda U.S. Holdings LLC, an affiliate of NTR, for $8.9 million. The purchase price of $8.9 million is comprised of a $7.5 million January 2009 payment and the assumption of a liability to the former owners of this 51% interest, payable in three annual installments of $0.5 million, beginning in July 2009. These future annual payments were recorded in debt at a present value of $1.4 million. The fair value of the noncontrolling interest was based on an equivalent unit price after consideration of a control premium of approximately $900,000.

Preliminary amounts of identifiable assets acquired and liabilities assumed (in thousands)

Current assets	$5,682
Property and equipment, net	7,437
Other noncurrent assets	3,136

Current liabilities	(4,849)

Total identifiable net assets	11,406

Noncontrolling interest	(7,891)
Goodwill	5,338

$8,853

The amounts above are preliminary purchase price allocations.  Upon completion of the final appraisal, the recorded asset and liability amounts will be finalized. We expect the finalization of the purchase price allocation to occur during the fourth quarter of 2009.

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Management’s Discussion and Analysis Liquidity and Capital Resources, page 28
Staff Comment:

11.  We note your response to prior comment 24.  You routinely have had to, and in the future will likely be required to, cover margin calls.  Please disclose the extent of the margin calls you have had to cover in recent periods, including periods presented.

Company Response:

During a recent six-month time period, which we believe is representative of our current margin activity, our largest single-day margin call was $2.8 million and our average margin call was $0.6 million.  We believe these margin calls have not been material to our liquidity position, which is described in greater detail in the Management’s Discussion and Analysis disclosure.  To the extent margin calls become material to our liquidity in future periods, we will provide quantification.

The Company acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in its filings;

•

staff comments, or changes to disclosure in response to staff comments in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your review of and assistance with this response letter.  Please contact me by phone with your response to this letter at 402-315-1603.

Sincerely,

/s/ Jerry L. Peters

Jerry L. Peters

Chief Financial Officer

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